

October 6, 2011

Via E-mail
Gregory Schifrin
Chief Executive Officer
WestMountain Index Advisor, Inc.
120 Lake Street, Suite 401
Sandpoint, ID 83864

> **Re:** **WestMountain Index Advisor, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-176770**

Dear Mr. Schifrin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the registration number on the cover page of the registration statement to Registration No. 333-176770.

2. Please include the information required by Item 506 of Regulation S-K or advise.

3. Please provide audited financial statements for WestMountain Index Advisor, Inc. in accordance with Rule 3-01 of Regulation S-X. Given your merger transaction with Terra Mining Corporation, we would expect these financial statements to include the operations of Terra Mining Corporation with the equity adjusted to give effect to the reverse merger transaction.

4.   We note that you have certain joint ventures including one with Raven Gold Alaska, Inc. and another with Ben Porterfield, disclosed on pages F-10 and F-11, respectively. Please update your accounting policy disclosures to address how you account for your joint ventures. Your response should tell us how you present your interest in the joint ventures within the financial statements.

Prospectus Summary, page 1

5.   Please tell us whether your currently disclosed business has been such since your inception in 2007. If it has not, please revise your disclosure to indicate your prior business operations.

6.   We note your disclosure on page 1 that "[c]ertain recent developments … are described in more detail in the notes of the financial statements included in this prospectus." Please disclose such material information in the summary and business sections, or other applicable sections.

Risk Factors, page 3

"If we do not obtain additional financing, our business will fail," page 4

7.   Please revise this risk factor or any applicable risk factor to indicate your net losses and that you have had no revenues since inception, if true.

Forward-Looking Statements, page 9

8.   We note that the company issues "penny stock" and, thus, the registrant appears to be excluded from relying upon Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise or advise.

9.   Please remove the statement, "the documents incorporated by reference" or advise as to your eligibility. Refer to Instructions VII to Form S-1.

Selling Security Holders, page 9

10.   We note that 3,361,095 shares of common stock will be issued upon the exercise of warrants dated April 18, 2011 related to a private placement in February 18, 2011. Please revise your disclosure to name the selling security holder(s). Refer to Item 507 of Regulation S-K.

11.   Please tell us whether any of the selling security holders are your affiliates.

12.   For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company's securities. Also revise your beneficial ownership table accordingly.

Business, page 12

13.   Please provide us with the basis for your statement, "WTMN believes that it has sufficient capital in the short term for our current level of operations…" In this regard, we note your disclosure on page 4 that, as of September 9, 2011, you had cash in the amount of $100,000; that during the fiscal year ended October 31, 2010 and the nine months ended July 31, 2011, you had no revenues; and, that your net loss was $2,395,000 for the nine months ended July 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Estimated Funding Required During the Next 12 Months, page 21

14.   Please tell us the basis for your statement that "[w]e have budgeted expenditures for 2011 of approximately $1,100,000 to $3,500,000.

Management, page 22

15.   Please revise your disclosure to clarify, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Financial Statements

Westmountain Index Advisor Inc. and Subsidiaries

Note 1 Business

Reverse Stock Split

16.   Please confirm that all stock amounts throughout your filing have been retroactively restated to give effect to the reverse stock split. Enhance your disclosure to state, if true, that all stock amounts have been retroactively restated.

Item 15. Recent Sales of Unregistered Securities, page 34

17.   Please revise this section to include all the details required by Item 701 of Regulation
        S-K for each of the transactions.

18.   Please revise this section to include the sales of all unregistered securities, including
        warrants, issued in private placements related to the February 28, 2011
        transaction/acquisition or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief